                              INDUSTRI-MATEMATIK

EXHIBIT 11. STATEMENT RE COMPUTATION OF PER SHARE EARNINGS

                       COMPUTATION OF EARNINGS PER SHARE
                       (THOUSANDS EXCEPT PER SHARE DATA)

                                                      PROFORMA       PROFORMA
YEAR ENDED APRIL 30,                                JULY 31, 1996 APRIL 30, 1996
- --------------------                                ------------- --------------
Income (loss) from continuing operations..........     $(1,064)       $1,423
Income (loss) from discontinued operations........           2           327
                                                       -------        ------
Net income........................................     $(1,062)       $1,750
PRIMARY
Average shares outstanding........................       9,864         9,864
Net effect of dilutive stock options based on the
 treasury method using estimated IPO price........           8           729
Net effect of dilutive convertible preferred stock
 based on the "as if converted" method*...........      14,630        14,630
                                                       -------        ------
  Total...........................................      24,502        25,223
Per share amounts:
  Income (loss) from continuing operations........     $ (0.04)       $ 0.06
  Income (loss) from discontinued operations......        0.00          0.01
                                                       -------        ------
  Net income......................................     $ (0.04)       $ 0.07
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* Proforma amount assumes the conversion of Convertible Preferred Stock to
  Common Stock including the effect of a 3-for-1 stock split.